Exhibit 99.1

DELHAIZE GROUP SHAREHOLDERS APPROVE 2007 DIVIDEND

BRUSSELS, Belgium, May 22, 2008—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that during its Ordinary and Extraordinary General Meeting its shareholders have approved the annual accounts over fiscal year 2007 and the distribution of a EUR 1.44 gross dividend over 2007. After deduction of a 25% withholding tax, this results in a net dividend of EUR 1.08 per share.

The 2007 dividend will become payable to owners of ordinary shares beginning on May 30, 2008 against coupon no. 46. The payment of the dividend to Delhaize Group’s ADR holders will be made through The Bank of New York beginning on June 11, 2008.

During the General Meeting, Delhaize Group’s President and Chief Executive Officer, Pierre-Olivier Beckers, confirmed its earlier-announced financial guidance for the full year 2008.

The shareholders appointed Mr. François Cornélis as new director for a renewable term of three years. The mandates as director of Count Arnoud de Pret, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste were renewed for three years. The shareholders acknowledged that each of these Directors satisfies the requirements for independence under the Belgian Company Code, and appointed them as independent Directors thereunder. Shareholders also renewed the mandate of the statutory auditor for a three-year term.

The speeches of the General Meeting are available on Delhaize Group’s corporate website (www.delhaizegroup.com). The minutes of the Meeting and the results of the votes will be made available on the Company website in the coming days.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.